UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended November 30, 2004

File No   0-49918

FIRST POINT MINERALS CORP.
(Name of Registrant)

Suite 906 – 1112 West Pender Street, Vancouver, B.C. V6E 2S1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
FORM 20-F ☐  FORM 40-F  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☒

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated September 23, 2004

99.2	Press Release dated October 12, 2004

99.3	Press Release dated November 9, 2004

99.4	Press Release dated December 10, 2004

99.5	Financial Statements for nine month period ended September 30, 2004

99.6	Management’s Discussion and Analysis for the nine month period ended September 30, 2004

99.7	Interim Certificate – CEO, November 29, 2004

99.8	Interim Certificate – CFO, November 29, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

First Point Minerals Corp. (Registrant)

Date: December 17, 2004	By:	/s/ Christopher Mitchell

Christopher Mitchell
President and Director